EXHIBIT 21

SUBSIDIARIES

Subsidiary	State or Country of Incorporation or Organization
Imperial Distributing, Inc.	Delaware
Imperial-Savannah LP	Delaware
Savannah Foods & Industries, Inc.	Delaware
Comercializadora ISC, S. de R.L. de C.V.	Mexico
Ragus Holdings, Inc.	Delaware